SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 31, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: May 31, 2006                        By     Theresa Robinson
    ---------------------                        ----------------
                                          Name:  Mrs Theresa Robinson
                                                 Group Secretariat Co-ordinator

                                                                    [corus logo]


31 May 2006

Corus Group plc 2006 First Quarter Results
The income statement for the first quarter of 2006 has been presented to show the Aluminium rolled products and extrusions businesses as discontinued operations.


Highlights
o First quarter operating profit from continuing operations of (pound)176m, including (pound)96m non-recurring pension credit
o EBITDA from continuing operations of (pound)240m (EBITDA from all operations of (pound)269m, in line with expectations)
o Profit after tax of (pound)45m includes (pound)87m non-recurring finance cost for the premium paid on the early redemption of the (pound)150m debenture
o Net debt at (pound)1,319m compares to (pound)1,212m at the end of Q1 2005 and includes a (pound)145m increase due to the first time adoption of IFRIC 4 from January 2006. Working capital to turnover ratio at 19% (Q1 2005:
     19%)

----------------------------------------------------------------------------------------------------------
(pound) millions unless stated                                            Q1 2006     Q4 2005     Q1 2005
----------------------------------------------------------------------------------------------------------
Continuing operations
----------------------------------------------------------------------------------------------------------
Group operating profit                                                        176          83         218
----------------------------------------------------------------------------------------------------------
EBITDA* excluding restructuring, impairment and disposals                     240         165         291
----------------------------------------------------------------------------------------------------------
Operating profit* excluding restructuring, impairment and disposals           171         101         223
----------------------------------------------------------------------------------------------------------
Profit after taxation - continuing operations                                  33          60         160
----------------------------------------------------------------------------------------------------------
All operations
----------------------------------------------------------------------------------------------------------
Profit after taxation                                                          45          64         166
----------------------------------------------------------------------------------------------------------
Earnings per share (pence)**                                                 0.92        1.51        3.72
----------------------------------------------------------------------------------------------------------
Net debt at end of period                                                 (1,319)       (821)     (1,212)
----------------------------------------------------------------------------------------------------------

* Refer to note 12 for reconciliation to Group operating profit. Includes (pound)96m non-recurring pensions accounting credit
** Calculated prior to 5 for 1 share consolidation effective 15 May 2006


Outlook
o    Global steel supply/demand balance remains tight by historical standards
o Improvement in underlying European demand, combined with inventory levels at or below trend, has allowed selling price increases of between 5-7% to be secured during the second quarter of 2006
o Further selling price increases of between 7-12% have been announced for the third quarter of 2006
o    Industry benchmark iron ore contract settlements agreed at 19%
o    Other cost pressures, in particular energy and zinc, have continued
o The Group's performance is expected to show positive momentum over the next six months
o Disposal of Aluminium rolled products and extrusions businesses expected to complete in the third quarter of 2006 for a gross consideration of
     (euro)826m.


                                    Corus Group plc 2006 First Quarter Results 1

As required by IFRS 5 'Non Current Assets Held for Sale and Discontinued Operations', Corus' Aluminium rolled products and extrusions businesses have been classified as held for sale and discontinued operations. This follows the announcement on 16 March 2006 of the signing of a Letter of Intent for their disposal to Aleris International Inc. Turnover, group operating profit and profit before tax for all periods presented, exclude the results of these businesses, which are now only shown as a single net amount in the consolidated income statement below profit after tax. This reclassification has required restatement of all comparative periods. Assets and liabilities related to discontinued operations, to the extent that they are not already eliminated on consolidation, have been excluded from the individual lines of the consolidated balance sheet and shown separately as being held for sale as at 1 April 2006. No prior period restatement is required for the balance sheet.


Financial highlights
In the first quarter of 2006, Corus generated a profit after tax of (pound)45m, of which (pound)33m related to continuing operations (2005: (pound)160m) and (pound)12m to discontinued operations (2005: (pound)6m). Earnings per share was 0.92p in the first quarter of 2006 and compared to 3.72p per share in the first quarter of 2005, when market conditions were significantly more favourable.


Continuing operations
Market conditions stabilised in the first quarter of 2006, as European inventory levels returned to normal and underlying demand improved. Steel selling prices remained broadly unchanged when compared to the fourth quarter of 2005. Energy costs in the UK market, however, that had increased significantly towards the end of 2005 compared to those in mainland Europe, increased operating costs by some (pound)20m in the first quarter of 2006. In this environment, the Group operating profit was (pound)176m (2005: (pound)218m), including a (pound)96m non-recurring net accounting credit in respect of pensions. This credit primarily arose as a consequence of the agreement that Corus reached with its Trade Unions in the UK, for a new British Steel Pension Scheme contribution and benefits framework that will reduce the underlying cost of the scheme to the Company by c20%.

Net finance costs in the first quarter increased to (pound)116m (2005:
(pound)23m), primarily due to a non-recurring charge of (pound)87m in respect of the premium paid on the redemption of the (pound)150m 11.5% debenture due 2016, completed on 3 March 2006.

Net debt at the end of the first quarter of 2006 was (pound)1,319m, compared to (pound)1,212m at the end of the first quarter of 2005 and included an initial increase of (pound)145m due to the adoption of IFRIC 4 from January 2006. IFRIC 4 'Determining whether an arrangement contains a lease' has required a number of long-term supply arrangements to be treated as finance leases, increasing both reported net debt and property, plant and equipment at the end of the quarter. Net debt also includes (pound)268m associated with the adoption of IAS 32 and IAS 39 in 2005. The increase in net debt compared to (pound)821m at the end of 2005, reflected a (pound)284m seasonal build in working capital, the (pound)87m premium in respect of the early redemption of the (pound)150m debenture and the impact of IFRIC 4, explained above. Working capital management remains a key area of focus for the Group. At the end of the first quarter of 2006, the ratio of working capital to turnover remained unchanged at 19%, when compared to the first quarter of 2005.


                                    Corus Group plc 2006 First Quarter Results 2

Discontinued operations - Aluminium rolled products and extrusions businesses On 16 March 2006, Corus announced that it had signed a letter of intent with Aleris International Inc. for the proposed acquisition by Aleris of Corus' downstream aluminium rolled products and extrusions businesses for a gross consideration of (euro)826m ((pound)570m). In the first quarter of 2006, these businesses generated a profit after tax of (pound)12m (2005: (pound)6m).

The internal consultation processes related to the proposed transaction have been completed and a definitive Share Purchase Agreement was signed on 23 May 2006. The transaction remains subject to certain external regulatory clearances. Completion is anticipated in the third quarter of 2006.


Restoring Success
The Group's Restoring Success programme was launched in June 2003 and is designed to deliver EBITDA benefits of (pound)680m per annum by the end of 2006. At the end of March 2006, annualised exit rate benefits of (pound)600m were secured and the overall programme remains on track to deliver the full benefits of (pound)680m by the end of 2006. The programme has continued to play an important part in underpinning the financial performance of the Group, particularly as market conditions weakened in the second half of last year. Progress against the three initiatives contained within this programme is outlined below:

        --------------------------------------------------------------------
         Progress to date - Annualised Exit Rates (from June 2003)
        --------------------------------------------------------------------
              Initiative         End 2006 targets    Progress to March 2006
        --------------------------------------------------------------------
         Existing initiatives      (pound)210m             (pound)218m
        --------------------------------------------------------------------
         UK restructuring          (pound)90m              (pound)31m
        --------------------------------------------------------------------
         New initiatives           (pound)380m             (pound)351m
        --------------------------------------------------------------------
         Gross target              (pound)680m             (pound)600m
        --------------------------------------------------------------------

o Existing initiatives - completed in June 2005, 6 months ahead of plan. These initiatives have delivered EBITDA improvements of (pound)218m on an annualised basis.
o UK restructuring - EBITDA improvements of (pound)31m have been secured at the end of the first quarter, primarily driven by the good progress that continues to be made at Port Talbot. Steel making at the site is on track to achieve planned output levels of 4.7mt by the end of this year. However, no additional benefit from the new assets at Engineering Steels had been recognised in the first quarter due to the continued complexity of the commissioning of the new assets at Rotherham. Commissioning is on track to be completed by the end of the year and the Group remains confident that the projected benefits will be delivered.
o New initiatives - Good progress continues to be made with new initiatives. These relate to the sharing and implementation of best practice across the Group, combined with the enrichment of product and customer mix towards premium end markets. Target benefits of (pound)380m by the end of 2006 also remain on track, with (pound)351m of these benefits secured by the end of March 2006.


Outlook
In 2006, the global steel demand/supply balance is forecast to remain tight by historical standards. Demand remains robust and whilst growth continues to be underpinned by China, it is expected to be more evenly distributed than 2005, with strengthening demand in both North America and Europe.


                                    Corus Group plc 2006 First Quarter Results 3

The improvement in underlying European demand, combined with inventory levels at or below trend, has allowed selling price increases of between 5-7% to be secured during the second quarter of 2006. Further selling price increases of 7-12% have recently been announced for the third quarter. Industry benchmark iron ore contract settlements have been agreed at 19% and other cost pressures, in particular energy and zinc have continued. Against this background, however, the Board's view is that the Group's performance will show positive momentum over the next six months.


Commenting on the result, Philippe Varin, Chief Executive said;
"Against the background of low steel prices and high raw material and energy costs, our financial performance has held up well in the first quarter of 2006. Corus is well positioned to take advantage of the recovery in demand and spot prices".




--------------------------------------------------------------------------------
Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of (pound)10 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 47,300 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.
--------------------------------------------------------------------------------




The full first quarter report is attached to this press release. Copies of today's announcement are available on the Corus website: www.corusgroup.com. Philippe Varin, Chief Executive Officer and David Lloyd, Chief Financial Officer, will host a conference call and webcast for the investment community, to discuss the Group's first quarter results at 10am London time on Wednesday, 31 May 2006. The conference call telephone number is +44 (0) 207 138 0817. The webcast can be viewed at www.corusgroup.com/investor or www.cantos.com.

For individuals unable to participate in the conference call, a telephone replay will be available from midday on Wednesday, 31 May 2006 until Thursday 15 June. The telephone number for the replay service is +44 (0) 207 806 1970. The password is 5245045#.

Contacts:   Investor Relations:    Tel.  +44 (0) 20 7717 4514/4501/4504
                                   Fax.  +44 (0) 20 7717 4604
                                   e-mail: investor@corusgroup.com

            Corporate Relations:   Tel.  +44 (0) 20 7717 4532/4597
                                   Fax.  +44 (0) 20 7717 4316

            Mailing address:       30 Millbank, London, SW1P 4WY, United Kingdom



                                    Corus Group plc 2006 First Quarter Results 4

Certain forward-looking statements
The Interim results for the first quarter of 2006 contains certain forward-looking statements. These statements are subject to risks and uncertainties because they relate to events that may or will occur in the future and could cause actual results to differ materially from those expressed. Many of these risks and uncertainties relate to factors that are beyond Corus' ability to control or estimate precisely, such as future market and economic conditions, the actions of competitors, operational problems and the actions of government regulators. Although Corus believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Corus undertakes no obligation to update or publicly revise forward-looking statements. All written, oral and electronic forward looking statements attributable to Corus or persons acting on behalf of Corus are expressly qualified in their entirety by this cautionary statement.



                                    Corus Group plc 2006 First Quarter Results 5

                                                                    [corus logo]





--------------------------------------------------------------------------------

     Corus Group plc
     Interim Report for the 3 months to 1 April 2006

--------------------------------------------------------------------------------


     Contents

        2     Review of the period
        9     Consolidated income statement
       10     Consolidated balance sheet
       11     Statement of recognised income and expense
       11     Reconciliation of movements in equity
       12     Consolidated cash flow statement
       13     Reconciliation of net cash flow to movement in net debt
       13     Analysis of net debt
       14     Supplementary information
       21     Appendix







This Interim Report sets out the results for the three months to 1 April 2006 and unless otherwise stated, comparisons are to the three months ending 2 April 2005.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments of a normal recurring nature considered necessary to present fairly the consolidated financial position of the Group and its consolidated results of operations and cash flows.


                                    Corus Group plc 2006 First Quarter Results 1

Review of the period
As required by IFRS 5 'Non Current Assets Held for Sale and Discontinued Operations', Corus' Aluminium rolled products and extrusions businesses have been classified as a business held for sale and a discontinued operation. This follows the announcement on 16 March 2006 of the signing of a Letter of Intent for their disposal to Aleris International Inc. Turnover, group operating profit and profit before tax for all periods presented exclude the results of these businesses, which are now only shown as a single net amount in the consolidated income statement below profit after tax. This reclassification has required restatement of all comparative periods. Assets and liabilities related to discontinued operations, to the extent that they are not already eliminated on consolidation, have been excluded from the individual lines of the consolidated balance sheet and shown separately as being held for sale as at 1 April 2006. No prior period restatement is required for the balance sheet.


Income statement
In the first quarter of 2006, profit after tax was (pound)45m (2005:
(pound)166m), of which (pound)33m related to continuing operations (2005:
(pound)160m) and (pound)12m to discontinued operations (2005: (pound)6m). This equated to basic earnings per share of 0.92p (2005: 3.72p).


Continuing operations
Year on year comparison
Group turnover in the quarter at (pound)2,289m, was some 2% lower when compared to the previous year (2005: (pound)2,345m). Total deliveries increased to 5.2mt (2005: 4.9mt). Average steel selling prices were some 7% lower than 2005 and reflected the significant downward pressure on selling prices experienced in the second half of last year.

Operating costs in the first quarter were (pound)2,113m and included a (pound)96m non-recurring pension credit, primarily related to the revised British Steel Pension Scheme (BSPS) contribution and benefits framework, agreed in February 2006, that will reduce the underlying cost of the scheme to the Company by c20%. Excluding this pension credit, operating costs increased by 4% (2005: (pound)2,127m) and reflected the impact of increased input costs, particularly iron ore and energy, offset by savings from the Group's Restoring Success programme. The result also reflected the impact of additional commissioning costs at Engineering Steels, where the significant complexity of the order book that is being transferred to Rotherham has continued to affect manufacturing performance.

Group operating profit in the first quarter of 2006 was (pound)176m (2005:
(pound)218m) and included a net charge for restructuring and impairment costs of (pound)6m (2005: (pound)10m), primarily related to job losses in the narrow strip operation within the Long Products division. Operating profit also included profit on sale of fixed assets and group undertakings of (pound)11m (2005: (pound)5m) related to the ongoing disposal of surplus land.

Net finance costs in the first quarter increased by (pound)93m to (pound)116m (2005: (pound)23m), mainly due to the (pound)87m premium paid on 3 March 2006, to redeem the (pound)150m 11.5% debenture due 2016. Net finance costs also included an (pound)11m charge in relation to the fair value of the equity option within the Group's convertible bonds.

The net tax charge was (pound)28m (2005: (pound)38m) and related entirely to the Group's overseas operations.


                                    Corus Group plc 2006 First Quarter Results 2

Q1 2006 v Q4 2005 comparison
In the first quarter of 2006, Group turnover increased by 4%, primarily attributable to higher steel deliveries, that reflected, in part, the seasonal impact of plant shutdowns during the Christmas holiday period in the fourth quarter of 2005. Average selling prices improved slightly to (pound)444/t due to an improved sales mix, compared to (pound)437/t in the fourth quarter of 2005.

Operating costs in the first quarter were (pound)2,113m (Q4 2005: (pound)2,114m) and included the non-recurring pension credit explained above. Operating costs also included a net credit related to restructuring and impairment costs and disposal profits of (pound)5m. This compared to a net charge of (pound)18m in the fourth quarter of 2005 that included an impairment charge in respect of the fixed asset value of the Group's Aluminium smelter operations. Excluding these items, operating costs increased by 6% when compared to the fourth quarter of 2005 that reflected higher production volumes and the impact of significant increases in energy, zinc and scrap costs, combined with higher commissioning costs at Engineering Steels, that more than offset further benefits from the Group's Restoring Success programme.

Against this background, the Group operating profit was (pound)176m, including the benefit of the (pound)96m pension credit, compared to (pound)83m in the fourth quarter of 2005.

Net finance costs for the first quarter of (pound)116m, increased by (pound)88m when compared to the fourth quarter of 2005, attributable to the early redemption of the (pound)150m debenture at a premium of (pound)87m and an (pound)11m charge related to the fair value of the equity option within the Group's convertible bonds.

The net tax charge at (pound)28m is significantly higher than the credit of (pound)4m in the fourth quarter of 2005 that included a deferred tax credit relating to a decrease in the rate of corporation tax in the Netherlands.


Profit after taxation: discontinued operations - Aluminium rolled products and extrusions businesses
On 16 March 2006, Corus announced that it had signed a letter of intent for Aleris International Inc. to acquire its downstream aluminium rolled products and extrusions businesses for a gross consideration of (euro)826m (approximately (pound)570m). Internal consultation processes related to the transaction have been completed and a definitive Share Purchase Agreement was signed on 23 May 2006. The transaction remains subject to certain regulatory clearances. Completion is expected in the third quarter of 2006.

These businesses have been classified as held for sale and discontinued operations, in accordance with IFRS 5 as outlined on page 2. The results of these businesses are summarised in note 8, on page 18. In the first quarter of 2006, these businesses generated a profit after tax of (pound)12m, compared to (pound)6m in the first quarter of 2005 and (pound)4m in the fourth quarter of 2005.

Assets of (pound)741m and liabilities of (pound)312m primarily related to these businesses, excluding balances eliminated on consolidation, have been classified as held for sale on the face of the Group's balance sheet.


                                    Corus Group plc 2006 First Quarter Results 3

Cash flow and net debt
There was a net cash outflow from operating activities of (pound)259m during the first quarter of 2006. The operating profit of (pound)176m and depreciation and amortisation of (pound)79m were more than offset by a (pound)284m seasonal increase in working capital requirements, a (pound)109m non-cash movement in pension prepayments and provisions and the (pound)24m cash cost of restructuring and rationalisation measures. The net cash outflow from operating activities also included the (pound)87m premium to redeem the (pound)150m debenture. Interest and tax payments were (pound)15m and (pound)1m respectively.

The outflow on investing activities was (pound)79m and primarily reflected capital expenditure of (pound)102m (2005: (pound)94m), partially offset by disposal proceeds from the sale of surplus land.

After a cash outflow on financing activities of (pound)148m that primarily reflected the redemption of the (pound)150m debenture during the period, net cash and cash equivalents, including foreign exchange rate changes, reduced by (pound)485m to (pound)340m.


Net debt
At the end of the period, net debt was (pound)1,319m, compared to (pound)1,212m at the end of the first quarter of 2005 and included a (pound)145m initial increase due to the adoption of IFRIC 4 from January 2006. IFRIC 4, 'Determining whether an arrangement contains a lease' has resulted in a number of long-term supply arrangements being treated as finance leases. The comparative numbers have not been restated for IFRIC 4. Net debt also includes (pound)268m associated with the adoption of IAS 32 and 39 in 2005 that require drawings under the Group's receivables securitisation programme to be treated as debt.

The increase in net debt, when compared to the year-end position of (pound)821m, was primarily driven by the impact of adopting IFRIC 4, combined with the premium paid to redeem the (pound)150m debenture and the seasonal build of working capital, outlined above.


Balance sheet
Net assets as at 2 April 2006 increased to (pound)3,713m compared to (pound)3,378m at the end of 2005. The increase in net assets primarily reflected the recognition of a net retirement benefit asset of (pound)197m at the end of the first quarter of 2006, compared to a net pension liability of (pound)284m at the year-end. Within this movement, the BSPS scheme surplus has increased by (pound)364m, to (pound)431m, at the end of the first quarter of 2006, driven by a combination of a recovery in bond yields used to discount scheme liabilities, the strong equity market performance and the reduction in future liabilities secured as part of the new framework and benefits agreement related to this scheme.


Divisional performance
The Group structure comprises four main operating divisions - Strip Products, Long Products, Distribution and Building Systems and Aluminium. The main components of these divisions are noted in Appendix 1 of this release on page 21.


                                    Corus Group plc 2006 First Quarter Results 4

Strip Products Division

     Q1 2006     Q4 2005     Q1 2005   (pound) millions unless stated                        2005

--------------------------------------------------------------------------------------------------
       1,340       1,221       1,340   Turnover                                             5,140
--------------------------------------------------------------------------------------------------
       2,969       2,699       2,793   Deliveries (kt)                                     11,140
--------------------------------------------------------------------------------------------------
         105         105         179   Operating profit                                       605
--------------------------------------------------------------------------------------------------
         106          91         180   Operating profit                                       598
                                       (before restructuring, impairment and disposals)


     Year on year comparison
o Gross turnover in the first quarter of 2006 at (pound)1,340m was unchanged when compared to 2005. Average selling prices in the first quarter were some 6% lower than the previous year, driven by weaker market conditions. The impact of lower selling prices was offset by a 6% increase in deliveries to 3.0mt (2005: 2.8mt), reflecting, in part, the increase in steel production from Port Talbot as part of the UK restructuring programme.
o The first quarter operating profit, excluding restructuring and impairment costs and disposal profits, was (pound)106m, compared to (pound)180m in 2005, when market conditions were significantly more favourable. Lower selling prices and higher raw material and energy costs, more than offset the benefit of increased deliveries and benefits from Restoring Success.


     Q1 2006 v Q4 2005
o Average selling prices were unchanged in the first quarter of 2006, however deliveries increased by 10%, primarily reflecting the seasonal impact of plant shutdowns over the Christmas holiday period in the fourth quarter of 2005.
o The strong performance of the Group's Strip Products Division has continued in the first quarter of 2006. Excluding restructuring and impairment costs and disposal profits, the underlying operating profit improved to (pound)106m, compared to (pound)91m in the fourth quarter of 2005, as a result of the increase in deliveries that more than offset increased operating costs, particularly energy and zinc.



Long Products Division

     Q1 2006     Q4 2005     Q1 2005   (pound) millions unless stated                        2005

--------------------------------------------------------------------------------------------------
         648         638         707   Turnover                                             2,679
--------------------------------------------------------------------------------------------------
       1,852       1,736       1,842   Deliveries (kt)                                      7,123
--------------------------------------------------------------------------------------------------
        (29)         (7)          46   Operating (loss)/profit                                 89
--------------------------------------------------------------------------------------------------
        (26)         (2)          55   Operating (loss)/profit                                106
                                       (before restructuring, impairment and disposals)


                                    Corus Group plc 2006 First Quarter Results 5

     Year on year comparison
o Gross turnover in the first quarter was (pound)648m, 8% below 2005, almost entirely attributable to a decrease in average selling prices, that reached their lowest point in the first quarter of 2006. Total deliveries were broadly unchanged at 1.9mt (2005: 1.8mt).
o Scrap prices were significantly lower in the first quarter of 2006, which was reflected in lower selling prices, leading to weaker margins for sections and commodity grade rod manufactured via the Division's integrated, steel making process route.
o The commissioning of the new assets at Rotherham, as part of the UK restructuring programme, remains challenging, with an estimated impact of some (pound)20m in the first quarter of 2006. Commissioning is on track to be completed by the end of the year and the Division remains confident that the projected benefits will be delivered.
o Combined with the impact of lower selling prices, particularly for commodity grade products, and significant increase in operating costs, particularly raw materials and energy costs, the division incurred an underlying operating loss, excluding restructuring and impairment costs and disposal profits, of (pound)26m in the first quarter of 2006 (2005 profit:
     (pound)55m).


     Q1 2006 v Q4 2005
o Average selling prices in the first quarter of 2006 were some 5% lower than the fourth quarter of 2005 that included sales from the non-core Mannstaedt special profiles operation, disposed of in December 2005. On a comparable basis, average selling prices were some 3% lower, particularly on commodity product sales that reached their lowest point during the quarter. On the same basis, total deliveries increased to 1.8mt (2005: 1.7mt).
o The impact of lower selling prices, combined with higher energy costs, particularly for the electric arc production route at Engineering Steels and further commissioning costs at this business, as outlined above, has increased the operating loss in the first quarter, excluding restructuring and impairment costs and disposal profits, to (pound)26m (Q4 2005: loss of (pound)2m).


Distribution & Building Systems Division

     Q1 2006     Q4 2005     Q1 2005   (pound) millions unless stated                        2005

--------------------------------------------------------------------------------------------------
         680         740         728   Turnover                                            3,021
--------------------------------------------------------------------------------------------------
       1,462       1,680       1,582   Deliveries (kt)                                     6,617
--------------------------------------------------------------------------------------------------
          12          14          15   Operating profit                                       48
--------------------------------------------------------------------------------------------------
           3          13          16   Operating profit                                       44
                                       (before restructuring, impairment and disposals)


     Year on year comparison
o Gross turnover of Distribution & Building Systems for the first quarter of 2006 at (pound)680m was 7% lower than 2005. Total deliveries decreased to 1.5mt (2005: 1.6mt), driven by lower sales from the International trading and projects businesses. Average selling prices have increased by 1% as a result of the different sales mix. This


                                    Corus Group plc 2006 First Quarter Results 6
     has masked a reduction in average selling prices for the distribution businesses, in line with that experienced by both the Long Products and Strip Products Divisions.
o The underlying operating profit in the first quarter of 2006 was (pound)3m, excluding restructuring and impairment costs and disposal profits, compared to (pound)16m in 2005, when market conditions were significantly more favourable.


     Q1 2006 v Q4 2005
o Turnover decreased by 8% compared to the fourth quarter of 2005. The seasonal reduction in sales to the construction sector, combined with lower sales from the International trading and projects businesses, have reduced the underlying operating profit, excluding restructuring and impairment costs and disposal profits, to (pound)3m, compared to (pound)13m in the fourth quarter of 2005.


Aluminium Division: continuing operations
Corus' aluminium smelting operations are not part of the proposed transaction with Aleris International Inc, announced on 16 March 2006 and will remain within the Group. The following results therefore relate to the current external activities of the Group's smelting and metal trading operations only. Sales to the rolled products and extrusion businesses are eliminated on consolidation and are therefore not included below. In 2005 sales to these businesses totalled (pound)213m. On completion of the disposal of the rolled products and extrusion businesses to Aleris International Inc, sales to these businesses will be included within external Group turnover.


     Q1 2006     Q4 2005     Q1 2005   (pound) millions unless stated                        2005

--------------------------------------------------------------------------------------------------
          30          26          25   Turnover                                                98
--------------------------------------------------------------------------------------------------
          22          23          27   Deliveries (kt)                                         95
--------------------------------------------------------------------------------------------------
         (1)        (42)         (1)   Operating loss                                        (51)
--------------------------------------------------------------------------------------------------
         (1)        (13)         (1)   Operating loss                                        (22)
                                       (before restructuring, impairment and disposals)


     Year on year comparison
o The underlying operating result in the first quarter of 2006, excluding restructuring and impairment costs and disposal profits, remained unchanged when compared to the first quarter of 2005. The benefit of significantly higher selling prices, driven by higher LME metal prices, was offset by lower deliveries and the impact of higher energy and alumina costs.


     Q1 2006 v Q4 2005
o The operating result for the first quarter of 2006 was a loss of (pound)(1)m, an improvement of (pound)41m when compared to the fourth quarter of 2005, that included a charge of (pound)34m in respect of restructuring and impairment costs, primarily due to the impairment of fixed assets associated with the division's European smelting operations. The underlying operating profit, excluding restructuring and impairment costs and disposal profits, improved by (pound)12m, due to a combination of higher selling prices, driven by higher LME metal prices, that offset the impact of lower deliveries. A new energy contract, effective from January 2006 has improved the competitive position of the


                                    Corus Group plc 2006 First Quarter Results 7

     Voerde smelter, in Germany. Negotiations to secure a similar contract for the Delfzijl smelter in the Netherlands continue.


Central and other
Certain other costs are not allocated to divisions, including stewardship, corporate governance and country holdings; Group consolidation entries; and other non-recurring costs. The non-recurring pension credit of (pound)96m, explained earlier, is included within central items during the first quarter, resulting in a net credit of (pound)89m. In addition to the pension credit, the improvement in central items, compared to a net cost of (pound)21m in the first quarter of 2005, was due to positive exchange rate changes, lower financing and self-insurance costs and the sale of surplus emission rights. Central items are some (pound)76m better than the fourth quarter of 2005, primarily driven by the non-recurring pension credit.


Acquisitions and disposals
Following the end of the first quarter of 2006, Corus announced that on 10 May 2006, it had signed a sale and purchase agreement with Companhia Siderurgica Nacional (CSN) for the sale of Corus' 50% share in Lusosider Projectos Siderurgicos S.A., a Portuguese company producing pickled hot rolled, cold rolled, hot-dip galvanised and tin plate steel, for a consideration of (euro)25m (approximately (pound)17m). Completion of the sale is subject to regulatory clearance.

On 12 May 2006, Cogent Power Limited (a 75% owned subsidiary of Corus) announced that it had signed a sale and purchase agreement with Bavaria Industriekapital AG for the sale of Cogent's laminations division, which produces electrical steel laminations in Germany, Hungary and the UK. Completion of the sale is subject to regulatory clearance.


Accounting policies
These unaudited quarterly consolidated financial statements for the three months ended 1 April 2006 have been prepared in accordance with the accounting policies set out in the Report and Accounts 2005, except that an amendment to IAS 39 'Financial guarantee contracts' and IFRIC 4 'Determining whether an Arrangement contains a Lease' have been implemented in 2006. The amendment to IAS 39 has no material effect on either the current or prior periods. However, IFRIC 4, which has been adopted from 1 January 2006 with no prior period restatement, resulted in the recognition of additional finance lease obligations of (pound)145m and additional property plant and equipment of (pound)142m, thereby reducing opening net equity by (pound)3m. These represent specific assets used to service certain long-term supply arrangements.


Post balance sheet event
At Corus' AGM on 9 May 2006, shareholders approved the consolidation of Corus' existing share capital. One new ordinary share of 50 pence has now been issued for every 5 existing ordinary shares of 10 pence. The share consolidation was undertaken in the interests of both the Company and shareholders, as it is anticipated that it may reduce the volatility in the share price. The new 50p ordinary shares began trading on Monday 15 May 2006 at an opening price of 5 times the closing price on the previous Friday.


                                    Corus Group plc 2006 First Quarter Results 8

Consolidated income statement

   Unaudited        Unaudited        Unaudited                                                            Restated
     Q1 2006          Q4 2005          Q1 2005                                                                2005
    (pound)m         (pound)m         (pound)m                                                Note        (pound)m

       2,289            2,197            2,345     Group turnover                               1            9,155

     (2,113)          (2,114)          (2,127)     Total operating costs                        3          (8,512)
-------------    -------------    -------------                                                       -------------

         176               83              218     Group operating profit                       5              643

       (128)             (35)             (31)     Finance costs                                6            (127)

          12                7                8     Finance income                               6               31

                                                   Share of post-tax profits of joint
           1                1                3     ventures and associates                                       1


-------------    -------------    -------------                                                       -------------

          61               56              198     Profit before taxation                                      548

        (28)                4             (38)     Taxation                                     7            (116)
-------------    -------------    -------------                                                       -------------

          33               60              160     Profit after taxation from continuing                       432
                                                   operations

          12                4                6     Profit after taxation from discontinued                      19
                                                   operations

-------------    -------------    -------------                                                       -------------
          45               64              166     Profit after taxation                                       451
=============    =============    =============                                                       =============

                                                   Attributable to:
          41               67              165     Equity holders of the parent                                452
           4              (3)                1     Minority interests                                          (1)

-------------    -------------    -------------                                                       -------------

          45               64              166                                                                 451

=============    =============    =============                                                       =============

                                                   Earnings per share
        0.92p            1.51p            3.72p    Basic earnings per ordinary share           14            10.17p
=============    =============    =============                                                       =============
                                                   Diluted earnings per ordinary share
        0.68p            1.68p            3.42p                                                               9.74p
=============    =============    =============                                                       =============


                                    Corus Group plc 2006 First Quarter Results 9

Consolidated balance sheet

                                                                     Unaudited            Unaudited              Audited
                                                                       1 April              2 April                 2005
                                                                          2006                 2005             (pound)m
                                                      Note            (pound)m             (pound)m
Non-current assets
Goodwill                                                                    70                   83                   83
Other intangible assets                                                     53                   42                   56
Property, plant and equipment                                            2,671                2,742                2,820
Equity accounted investments                                                94                  107                   95
Other financial investments                                                106                   94                  113
Retirement benefit assets                                                  495                  297                  157
Deferred tax assets                                                        157                  177                  172
                                                              -----------------    -----------------    -----------------
                                                                         3,646                3,542                3,496
                                                              -----------------    -----------------    -----------------
Current assets
Inventories                                                              1,858                1,860                1,954
Trade and other receivables                                              1,611                1,763                1,512
Current tax assets                                                           8                   18                   21
Other financial assets                                                      58                   78                   85
Short term investments                                                       4                    4                    -
Cash and short term deposits                                               401                  483                  871
                                                              -----------------    -----------------    -----------------
                                                                         3,940                4,206                4,443
                                                              -----------------    -----------------    -----------------
Assets held for sale                                   10                  741                    1                    3
                                                              -----------------    -----------------    -----------------
                                                                         4,681                4,207                4,446
                                                              -----------------    -----------------    -----------------
TOTAL ASSETS                                                             8,327                7,749                7,942
                                                              -----------------    -----------------    -----------------

Current liabilities
Short term borrowings                                                    (398)                (373)                (384)
Trade and other payables                                               (1,778)              (1,742)              (1,844)
Current tax liabilities                                                   (56)                 (86)                 (79)
Other financial liabilities                                               (81)                 (22)                 (38)
Retirement benefit obligations                                             (1)                  (4)                  (5)
Short term provisions and other liabilities                               (88)                (145)                (117)
                                                              -----------------    -----------------    -----------------
                                                                       (2,402)              (2,372)              (2,467)
                                                              -----------------    -----------------    -----------------
Liabilities directly associated with assets held       10                (312)                    -                    -
for sale
                                                              -----------------    -----------------    -----------------
                                                                       (2,714)              (2,372)              (2,467)
                                                              -----------------    -----------------    -----------------

Non-current liabilities
Long term borrowings                                                   (1,304)              (1,326)              (1,308)
Deferred tax liabilities                                                  (87)                (156)                (126)
Retirement benefit obligations                                           (297)                (457)                (436)
Provisions for liabilities and charges                                   (111)                (123)                (116)
Other non-current liabilities                                             (40)                 (39)                 (46)
Deferred income                                                           (61)                 (57)                 (65)
                                                              -----------------    -----------------    -----------------
                                                                       (1,900)              (2,158)              (2,097)
                                                              -----------------    -----------------    -----------------
TOTAL LIABILITIES                                                      (4,614)              (4,530)              (4,564)
                                                              -----------------    -----------------    -----------------
NET ASSETS                                                               3,713                3,219                3,378
                                                              =================    =================    =================

Equity
Called up share capital                                                  1,698                1,698                1,697
Share premium account                                                      174                  170                  173
Statutory reserve                                      15                    -                2,338                    -
Other reserves                                                             291                  214                  283
Consolidated reserves                                                    1,525              (1,226)                1,199
Amounts recognised directly in equity relating to                          (5)                    -                    -
net assets held for sale
                                                              -----------------    -----------------    -----------------
Equity attributable to equity holders of parent                          3,683                3,194                3,352
Minority interests                                                          30                   25                   26
                                                              -----------------    -----------------    -----------------
TOTAL EQUITY                                                             3,713                3,219                3,378
                                                              =================    =================    =================


                                   Corus Group plc 2006 First Quarter Results 10

Statement of recognised income and expense

   Unaudited        Unaudited        Unaudited                                                                Audited
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
    (pound)m         (pound)m         (pound)m                                                               (pound)m

         295             (93)              (7)     Actuarial gains/(losses) on defined benefit plans            (156)

        (28)             (43)               11     Movement on fair values of cash flow hedges                    (6)

         (6)                1                1     Movement on revaluation of available for sale                    7
                                                   investments

          14               15                -     Deferred tax on items taken directly to reserves                24

           1                1              (2)     Revaluation of goodwill due to exchange                        (2)

          11               14             (30)     Exchange movements on currency net investments                (12)

-------------    -------------    -------------                                                          -------------
         287            (105)             (27)     Net income/(expense) recognised directly in equity           (145)

          45               64              166     Profit after taxation                                          451

-------------    -------------    -------------                                                          -------------
         332             (41)              139     Total recognised income/(expense) for the period               306

           -                -               16     Adoption of IAS 32 and IAS 39                                   16

-------------    -------------    -------------                                                          -------------
         332             (41)              155                                                                    322
=============    =============    =============                                                          =============

                                                   Total recognised income/(expense) for the period
                                                   attributable to:

         328             (38)              138     Equity holders of the parent                                   307
           4              (3)                1     Minority interests                                             (1)

-------------    -------------    -------------                                                          -------------
         332             (41)              139                                                                    306
=============    =============    =============                                                          =============
                                                   Adoption of IAS 32 and IAS 39 attributable to:

           -                -               24     Equity holders of the parent                                    24
           -                -              (8)     Minority interests                                             (8)

-------------    -------------    -------------                                                          -------------
           -                -               16                                                                     16
=============    =============    =============                                                          =============


Reconciliation of movements in equity

                                                                    Unaudited        Unaudited          Audited
                                                                 1 April 2006     2 April 2005             2005
                                                                     (pound)m         (pound)m         (pound)m

Total equity at beginning of period                                     3,378            3,058            3,058
Adoption of IAS 32 and IAS 39                                               -               16               16
Adoption of IFRIC 4                                                       (3)                -                -
                                                                 -------------    -------------    -------------
Total equity at beginning of period - restated                          3,375            3,074            3,074

Total recognised income and expense attributable to equity                328              138              307
holders of the parent

Issue of conditional share awards                                           4                3               12

New shares issued                                                           2                3                6

Dividends paid                                                              -                -             (22)

Minority interests                                                          4                1                1
                                                                 -------------    -------------    -------------
Total equity at end of period                                           3,713            3,219            3,378
                                                                 =============    =============    =============


                                   Corus Group plc 2006 First Quarter Results 11

Consolidated cash flow statement

   Unaudited        Unaudited        Unaudited                                                                Audited
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
    (pound)m         (pound)m         (pound)m                                                  Note         (pound)m
                                                   Operating activities
       (156)              291               91     Cash generated from operations                 9               939
        (13)             (28)             (43)     Interest paid                                                (115)
        (87)                -                -     Premium paid on redemption of debenture                          -
         (2)                -                -     Interest element of finance lease rental                       (1)
                                                   payments
           1                -                1     UK corporation tax received                                      4
         (2)               10             (68)     Taxation paid                                                (170)
-------------    -------------    -------------                                                          -------------
       (259)              273             (19)     Net cash flow from operating activities                        657
-------------    -------------    -------------                                                          -------------

                                                   Investing activities
       (102)            (154)             (94)     Purchase of property, plant and equipment                    (423)
           -                2                -     Development grants received                                      2
          15               33                3     Sale of property, plant and equipment                           49
         (4)             (11)              (6)     Purchase of other intangible assets                           (29)
         (8)                7             (21)     Purchase of other fixed asset investments                     (35)
          12                -                -     Sale of other investments                                        -
           -                -              (1)     Loans to joint ventures and associates                           -
           -                8                3     Sale of subsidiary undertakings and                             29
                                                   businesses
           -                3                -     Sale of joint ventures and associates                            3
           9               10                6     Interest received                                               30
           3                2                2     Dividends from joint ventures and associates                     9
         (4)                -                7     (Purchase)/sale of short term investments                       11
-------------    -------------    -------------                                                          -------------
        (79)            (100)            (101)     Net cash flow from investing activities                      (354)
-------------    -------------    -------------                                                          -------------

                                                   Financing activities
           1                1                3     Issue of new shares                                              6
           7                -                1     Proceeds from borrowings                                         3
       (150)              (9)              (9)     Repayment of borrowings                                       (19)
         (6)                -                -     Capital element of finance lease rental                        (1)
                                                   payments
           -             (22)                -     Dividends paid                                                (22)
-------------    -------------    -------------                                                          -------------
       (148)             (30)              (5)     Net cash flow from financing activities                       (33)
-------------    -------------    -------------                                                          -------------

       (486)              143            (125)     Net movement in cash and cash equivalents                      270
         825              680              557     Cash and cash equivalents at beginning of                      557
                                                   period
           1                2              (6)     Effect of foreign exchange rate changes                        (2)
-------------    -------------    -------------                                                          -------------
         340              825              426     Cash and cash equivalents at end of period                     825
=============    =============    =============                                                          =============

                                                   Cash and cash equivalents comprise:
         401              871              483     Cash and short term deposits                                   871
        (61)             (46)             (57)     Bank overdrafts                                               (46)
-------------    -------------    -------------                                                          -------------
         340              825              426                                                                    825
=============    =============    =============                                                          =============


Discontinued operations contributed (pound)(33)m to the net cash flow from operating activities, (pound)(6)m to net cash flow from investing activities and (pound)4m to net cash flow from financing activities, in the first quarter of 2006.


                                   Corus Group plc 2006 First Quarter Results 12

Reconciliation of net cash flow to movement in net debt

   Unaudited        Unaudited        Unaudited                                                                Audited
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
    (pound)m         (pound)m         (pound)m                                                               (pound)m


       (486)              143            (125)     Movement in cash and cash equivalents                          270
           4                -              (7)     Movement in short term investments                            (11)
         149                9                8     Movement in borrowings                                          17
-------------    -------------    -------------                                                          -------------

       (333)              152            (124)     Change in net debt resulting from cash flows in                276
                                                   period
        (15)              (6)               22     Exchange rate movements                                         27
         (5)              (6)                -     Other non-cash changes                                        (14)
-------------    -------------    -------------                                                          -------------

       (353)              140            (102)     Movement in net debt during the period                         289

       (821)            (961)            (842)     Net debt at beginning of the period                          (842)

           -                -            (268)     Adoption of IAS 32 and IAS 39 on 2 January 2005              (268)
       (145)                -                -     Adoption of IFRIC 4 on 1 January 2006                            -

-------------    -------------    -------------                                                          -------------
     (1,319)            (821)          (1,212)     Net debt at end of the period                                (821)
=============    =============    =============                                                          =============



                                                                                                  2006           2005
                                                                                              (pound)m       (pound)m
The adoption of IAS 32, IAS 39 and IFRIC 4 may be further analysed below:
Reclassification of non-returnable proceeds from the securitisation programme                        -          (275)
Reclassification of equity element of convertible debt and accretion of interest thereon             -             15
Reclassification of minority preference shares                                                       -            (8)
Capitalisation of supply agreements under IFRIC 4                                                (145)              -
                                                                                            -----------    -----------
                                                                                                 (145)          (268)
                                                                                            ===========    ===========


Analysis of net debt

                                                                          Unaudited        Unaudited          Audited
                                                                            1 April          2 April             2005
                                                                               2006             2005         (pound)m
                                                                           (pound)m         (pound)m

Cash and short term deposits (excluding bank overdrafts)                        401              483              871
Bank overdrafts                                                                (51)             (57)             (46)
Short term investments                                                            4                4                -
Long term borrowings                                                        (1,139)          (1,295)          (1,275)
Other loans                                                                   (337)            (315)            (336)
Obligations under finance leases                                              (175)             (32)             (35)
External debt classified as held for sale                                      (22)                -                -
                                                                       -------------    -------------    -------------
                                                                            (1,319)          (1,212)            (821)
                                                                       =============    =============    =============


                                   Corus Group plc 2006 First Quarter Results 13

Supplementary information

   Unaudited        Unaudited        Unaudited                                                               Restated
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
    (pound)m         (pound)m         (pound)m                                                               (pound)m
                                                   1.a Turnover by division
       1,340            1,221            1,340      Strip Products                                              5,140
         648              638              707      Long Products                                               2,679
         680              740              728      Distribution & Building Systems                             3,021
          30               26               25      Aluminium - continuing operations                              98
          25               21               17      Central & other                                                77
-------------    -------------    -------------                                                          -------------

       2,723            2,646            2,817      Gross turnover: continuing operations                      11,015
       (434)            (449)            (472)      Less: intra-group turnover                                (1,860)
-------------    -------------    -------------                                                          -------------
       2,289            2,197            2,345      Group turnover: continuing operations                       9,155
=============    =============    =============                                                          =============



                                                    comprising:
       1,082              992            1,081      Strip Products                                              4,127
         510              452              525      Long Products                                               1,965
         669              733              715      Distribution & Building Systems                             2,971
          25               20               21      Aluminium - continuing operations                              80
           3                -                3      Central & other                                                12
-------------    -------------    -------------                                                          -------------
       2,289            2,197            2,345      Group turnover: continuing operations                       9,155
=============    =============    =============                                                          =============

         288              227              247      Turnover: discontinued operations                             985
=============    =============    =============                                                          =============


                                                   1.b Group turnover by destination
         680              580              711      UK                                                          2,653
       1,242            1,184            1,275      Europe (excluding UK)                                       4,801
         160              155              154      North America                                                 660
         207              278              205      Other areas                                                 1,041
-------------    -------------    -------------                                                          -------------
       2,289            2,197            2,345      Group turnover: continuing operations                       9,155
=============    =============    =============                                                          =============


                                   Corus Group plc 2006 First Quarter Results 14

   Unaudited        Unaudited        Unaudited                                                               Restated
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
          Kt               Kt               Kt                                                                     Kt
                                                   2.a Sales volume by division
       2,969            2,699            2,793      Strip Products                                             11,140
       1,852            1,736            1,842      Long Products                                               7,123
       1,462            1,680            1,582      Distribution & Building Systems                             6,617
          22               23               27      Aluminium - continuing operations                              95
           -                -                -      Central & other                                                 -
-------------    -------------    -------------                                                          -------------

       6,305            6,138            6,244      Gross sales volume                                         24,975

     (1,148)          (1,107)          (1,333)      Less: intra-group                                         (5,090)
-------------    -------------    -------------                                                          -------------
       5,157            5,031            4,911      Group sales volume: continuing operations                  19,885
=============    =============    =============                                                          =============

                                                    comprising:

       2,291            2,134            2,160      Strip Products                                              8,588
       1,411            1,214            1,188      Long Products                                               4,753
       1,434            1,661            1,539      Distribution & Building systems                             6,454
          21               22               24      Aluminium - continuing operations                              90
           -                -                -      Central & other                                                 -
-------------    -------------    -------------                                                          -------------
       5,157            5,031            4,911      Group sales volume: continuing operations                  19,885
=============    =============    =============                                                          =============

         133              124              142      Group sales volume: discontinued operations                   532
=============    =============    =============                                                          =============


                                                   2.b Group sales volume by destination
       1,517            1,362            1,435       UK                                                         5,512
       2,744            2,501            2,589       Europe (excluding UK)                                     10,089
         347              434              347       North America                                              1,526
         549              734              540       Other areas                                                2,758
-------------    -------------    -------------                                                          -------------
       5,157            5,031            4,911      Group sales volume: continuing operations                  19,885
=============    =============    =============                                                          =============


                                   Corus Group plc 2006 First Quarter Results 15

   Unaudited        Unaudited        Unaudited                                                               Restated
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
    (pound)m         (pound)m         (pound)m                                                               (pound)m
                                                   3.  Total operating costs

       1,071            1,029              998     Raw materials & consumables                                  4,010
         188              161              201     Maintenance costs (excluding own labour)                       771
         410              389              362     Other external charges                                       1,453
         305              399              423     Employment costs                                             1,658
          69               93               68     Depreciation & amortisation (net of grants released)           305
         136              150              149     Other operating costs                                          515
        (51)             (89)             (64)     Changes in inventory                                         (144)
         (4)              (6)              (5)     Own work capitalised                                          (26)
        (11)             (27)              (3)     Profit on disposal of property, plant and equipment           (44)
           -               15              (2)     Loss/(profit) on disposal of group undertakings                 14
-------------    -------------    -------------                                                          -------------
       2,113            2,114            2,127                                                                  8,512
=============    =============    =============                                                          =============

                                                   4. Restructuring, impairment and disposals

                                                   As included in total operating costs:

           5              (1)               10     Redundancy and related costs                                    22
           -               31                -     Impairment losses related to property, plant and                33
                                                   equipment
           -              (2)                -     Accelerated release of grants                                  (2)
           -                -                -     Other asset write-downs                                          1
           1                2                -     Other rationalisation costs                                      6
-------------    -------------    -------------                                                          -------------
           6               30               10                                                                     60

        (11)             (27)              (3)     Profit on disposal of property, plant and equipment           (44)
           -               15              (2)     Loss/(profit) on disposal of group undertakings                 14
-------------    -------------    -------------                                                          -------------
         (5)               18                5     Net restructuring, impairment and disposals                     30
=============    =============    =============                                                          =============

                                                   comprising:

           1             (14)                1     Strip Products                                                 (7)
           3                5                9     Long Products                                                   17
         (9)              (1)                1     Distribution & Building Systems                                (4)
           -               29                -     Aluminium - continuing operations                               29
           -              (1)              (6)     Central & other                                                (5)
-------------    -------------    -------------                                                          -------------
         (5)               18                5                                                                     30
=============    =============    =============                                                          =============


                                   Corus Group plc 2006 First Quarter Results 16

   Unaudited        Unaudited        Unaudited                                                               Restated
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
    (pound)m         (pound)m         (pound)m                                                               (pound)m

                                                   5. Group operating result

                                                   After restructuring, impairment and disposals:
         105              105              179     Strip Products                                                 605
        (29)              (7)               46     Long Products                                                   89
          12               14               15     Distribution & Building Systems                                 48
         (1)             (42)              (1)     Aluminium - continuing operations                             (51)
          89               13             (21)     Central & other                                               (48)
-------------    -------------    -------------                                                          -------------
         176               83              218                                                                    643
=============    =============    =============                                                          =============


                                                   Before restructuring, impairment and disposals:
         106               91              180     Strip Products                                                 598
        (26)              (2)               55     Long Products                                                  106
           3               13               16     Distribution & Building Systems                                 44
         (1)             (13)              (1)     Aluminium - continuing operations                             (22)
          89               12             (27)     Central & other                                               (53)
-------------    -------------    -------------                                                          -------------
         171              101              223                                                                    673
=============    =============    =============                                                          =============


                                                   6.  Financing items

                                                   Interest expense:
        (26)             (30)             (29)     - Bank and other borrowings                                  (115)
        (87)                -                -     - Premium on redemption of debenture                             -
         (2)              (1)              (2)     - Accretion of convertible bonds                               (7)
         (2)                -                -     - Finance leases                                               (1)
        (11)              (4)                -     Fair value losses -  convertible bond equity options           (4)
-------------    -------------    -------------                                                          -------------
       (128)             (35)             (31)     Finance costs                                                (127)
-------------    -------------    -------------                                                          -------------

           5                -                -     Other investment income                                          -
           7               10                5     Interest income                                                 31
           -              (3)                3     Fair value gains - convertible bond equity options               -
-------------    -------------    -------------                                                          -------------
          12                7                8     Finance income                                                  31
-------------    -------------    -------------                                                          -------------

       (116)             (28)             (23)                                                                   (96)
=============    =============    =============                                                          =============


                                   Corus Group plc 2006 First Quarter Results 17

   Unaudited        Unaudited        Unaudited                                                               Restated
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
    (pound)m         (pound)m         (pound)m                                                               (pound)m
                                                   7.  Taxation

           -                -                -     UK corporation tax                                               -
           -              (2)                -     UK prior year credit                                           (2)
           1                3              (8)     Overseas prior year charge /(credit)                           (3)
          22                7               37     Overseas taxes                                                 129
-------------    -------------    -------------                                                          -------------
          23                8               29     Current tax                                                    124
           -               15                -     UK deferred tax                                                 15
           5             (27)                9     Overseas deferred tax                                         (23)
-------------    -------------    -------------                                                          -------------
          28              (4)               38                                                                    116
=============    =============    =============                                                          =============


Deferred tax assets amounting to (pound)167m have been recognised at 1 April 2006 (2005: (pound)172m). The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,375m (2005: (pound)1,471m) of which (pound)940m (2005: (pound)1,063m) are UK losses.


                                                   8. Profit after taxation - discontinued operations

On 16 March 2006, the Group announced that it had signed a letter of intent for Aleris International Inc. to acquire
Corus' aluminium rolled products and extrusions businesses. In accordance with IFRS 5, as explained on page 2 of this report, these businesses have been classed as discontinued operations. The results of these operations are as follows:

         288              227              247     Turnover (external to Corus)                                   985
       (269)            (216)            (237)     Operating costs (net of trading within the Group)            (948)
-------------    -------------    -------------                                                          -------------
          19               11               10     Operating profit                                                37
         (2)              (2)              (1)     Finance costs                                                  (5)
-------------    -------------    -------------                                                          -------------
          17                9                9     Profit before taxation                                          32
         (5)              (5)              (3)     Taxation                                                      (13)
-------------    -------------    -------------                                                          -------------
          12                4                6     Profit after taxation                                           19
=============    =============    =============                                                          =============


                                                   9. Reconciliation of cash generated from
                                                   operations
          45               64              166     Profit after taxation                                          451
                                                   Adjustments for:
          33                1               41     Tax                                                            129
          79              105               77     Depreciation & amortisation (net of grants released)           343
        (11)             (12)              (5)     Profit on disposals                                           (30)
        (12)              (7)              (8)     Interest income                                               (31)
         130               37               32     Interest expense                                               132
         (1)              (1)              (3)     Share of results of joint ventures and associates              (1)
           4                4                -     Other non-cash items                                            12
           6                4               10     Restructuring costs (excluding impairment losses                32
                                                   related to property, plant and equipment)
        (24)             (24)             (14)     Utilisation of rationalisation provisions                     (63)
       (132)             (61)            (155)     Movement in inventories                                      (262)
       (226)               74            (168)     Movement in receivables                                         72
          74              110               81     Movement in payables                                           125
       (109)                1                2     Movement in pension prepayment and provisions                    1
         (2)                3               26     Movement in contract advances                                   37
        (10)              (7)                9     Other movements (net)                                          (8)
-------------    -------------    -------------                                                          -------------
       (156)              291               91     Net cash flow generated from operations                        939
=============    =============    =============                                                          =============


                                   Corus Group plc 2006 First Quarter Results 18

                                                                      Unaudited
                                                                          1 Apr
                                                                           2006
                                                                       (pound)m
   10. Net assets - held for sale

   Goodwill                                                                  14
   Other intangible assets                                                    5
   Property, plant and equipment                                            319
   Deferred tax assets                                                       10
   Inventories                                                              241
   Trade and other receivables                                              151
   Current tax assets                                                         1
                                                                     -----------
                                                                            741
                                                                     -----------
   Short term borrowings                                                   (12)
   Trade and other payables                                               (131)
   Current tax liabilities                                                 (28)
   Retirement benefit obligations - current                                 (3)
   Provisions and other liabilities - current                               (5)
   Long term borrowings                                                    (10)
   Deferred tax liabilities                                                (33)
   Retirement benefit obligations - non-current                            (76)
   Provisions and other liabilities - non-current                          (13)
   Deferred income                                                          (1)
                                                                     -----------
                                                                          (312)
                                                                     -----------

                                                                     -----------
   Net assets                                                               429
                                                                     ===========

   Unaudited        Unaudited        Unaudited                                                               Restated
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
    (pound)m         (pound)m         (pound)m                                                               (pound)m

                                                   11. Capital expenditure

         102              154               94     Purchase of property, plant and equipment                      423
        (24)                9             (32)     Movement in capital creditors                                    -

-------------    -------------    -------------                                                          -------------
          78              163               62                                                                    423
=============    =============    =============                                                          =============

                                                   12. Reconciliation of Group operating profit to
                                                   EBITDA before restructuring, impairment and
                                                   disposals

         176               83              218     Group operating profit                                         643
           6               30               10     Restructuring costs                                             60
        (11)             (12)              (5)     Profit on disposals                                           (30)
-------------    -------------    -------------                                                          -------------
         171              101              223     Underlying operating profit                                    673

                                                   Depreciation & amortisation (net of grants
                                                   released and excluding impairment losses related to
          69               64               68     property, plant and equipment and intangible assets)           274
-------------    -------------    -------------                                                          -------------
         240              165              291     EBITDA before restructuring, impairment and                    947
=============    =============    =============    disposals: continuing operations                      =============

                                                   comprising:
         149              138              224     Strip Products                                                 777
        (10)               13               71     Long Products                                                  170
           8               18               21     Distribution & Building Systems                                 64
         (1)             (17)                -     Aluminium - continuing operations                             (18)
          94               13             (25)     Central & other                                               (46)
-------------    -------------    -------------                                                          -------------
         240              165              291     EBITDA before restructuring, impairment and                    947
=============    =============    =============    disposals: continuing operations                      =============

          29               28               19     EBITDA before restructuring, impairment and                     80
=============    =============    =============    disposals: discontinued operations                    =============


                                   Corus Group plc 2006 First Quarter Results 19

                                                                  Unaudited        Unaudited         Unaudited
                                                                    Q1 2006             2005           Q1 2005

13. Employees (to the nearest '000)                                  Number           Number            Number

    Average weekly numbers employed:
    UK                                                               24,000           24,300            24,400
    Netherlands                                                      11,400           11,300            11,300
    Germany                                                           4,900            5,700             5,800
    Other countries                                                   6,900            6,900             6,900
                                                               -------------    -------------     -------------
                                                                     47,200           48,200            48,400
                                                               =============    =============     =============



    Numbers employed at end of period:
    UK                                                               24,000           24,000            24,400
    Netherlands                                                      11,400           11,400            11,300
    Germany                                                           4,900            4,900             5,700
    Other countries                                                   6,900            7,000             6,900
                                                               -------------    -------------     -------------
                                                                     47,200           47,300            48,300
                                                               =============    =============     =============
    Comprising:

    Strip Products                                                   22,500           22,500            22,600
    Long Products                                                    11,800           11,800            12,900
    Distribution & Building Systems                                   5,700            5,700             5,800
    Aluminium                                                         5,600            5,700             5,700
    Central & other                                                   1,600            1,600             1,300
                                                               -------------    -------------     -------------
                                                                     47,200           47,300            48,300
                                                               =============    =============     =============


14. Earnings per share

Earnings per share for continuing and discontinued operations is presented below. Earnings represent profit after taxation after deducting minority interests.

   Unaudited        Unaudited        Unaudited                                                               Restated
     Q1 2006          Q4 2005          Q1 2005                                                                   2005
       Pence            Pence            Pence                                                                  pence
                                                   Earnings per share - continuing operations

        0.61             1.50             3.58     Basic earnings per ordinary share                             9.63
=============    =============    =============                                                          =============
        0.39             1.66             3.30     Diluted earnings per ordinary share                           9.24
=============    =============    =============                                                          =============

                                                   Earnings per share - discontinued
                                                   operations
        0.31             0.01             0.14     Basic earnings per ordinary share                             0.54
=============    =============    =============                                                          =============
        0.25             0.02             0.12     Diluted earnings per ordinary share                           0.50
=============    =============    =============                                                          =============

At Corus' AGM on 9 May 2006, shareholders approved the consolidation of Corus' existing share capital. One new ordinary share of 50 pence has now been issued for every 5 existing ordinary shares of 10 pence. The share consolidation was undertaken in the interests of both the Company and shareholders, as it is anticipated that it may reduce the volatility in the share price. Earnings per share has been calculated on the basis of the share capital in issue at the balance sheet date of 1 April 2006 and will be restated from the second quarter of 2006 onwards. On a pro forma basis, the first quarter total, basic earnings per share would be 4.6 pence.


15. Statutory Reserve
The statutory reserve of (pound)2,338m disclosed in the balance sheet as at 2 April 2005 arose in Corus UK Limited under section 7(1) of the British Steel Act 1988. Of the total balance (pound)381m was originally set aside as available for distribution, with the balance of (pound)1,957m, a restricted reserve which could only be applied in paying up unissued shares to be allotted to its parent Company as fully paid bonus shares. On 17 June 2005, after issuing these bonus shares, Corus UK Limited made a court application for a capital reduction to effectively cancel the statutory reserve to the extent of any cumulative profit and loss deficit arising in that company. This application was successful and became effective as from 15 July 2005.


                                   Corus Group plc 2006 First Quarter Results 20

Principal divisional activities                                                                                   Appendix 1

-------------------------------------------------------------------------------------------------------------------------------

Strip Products Division

Corus Strip Products IJmuiden and               Corus Tubes                             Corus Special Strip
Corus Strip Products UK                         Steel tubes, hollow sections, line      Plated precision strip products with
Hot rolled steel strip and cold rolled          pipe and pipeline project               specialist finishes
and metallic coated steel                       management


Corus Packaging Plus                            Corus Colors                            Cogent Power
Light gauge coated steel for packaging and      Pre-finished steels                     Electrical steels, transformer cores,
non-packaging applications                                                              generator and motor laminations

-------------------------------------------------------------------------------------------------------------------------------

Long Products Division

Corus Construction & Industrial                 Corus Rail                              Downstream businesses
Plate, sections, wire rod and semi-             Railway products, design and            Custom designed hot rolled special
finished steel                                  consultancy, rail infrastructure        steel profiles, hot and cold narrow
                                                contracting                             strip


Corus Engineering Steels                                                                Teesside Cast Products
Engineering billet, rolled and bright bar                                               Slab and bloom

-------------------------------------------------------------------------------------------------------------------------------

Distribution and Building
Systems Division

Corus Distribution and                          Corus International                     Corus Consulting
Building Systems                                Tailored product and service            Consultancy, technology, training
Service centres, further material processing    solutions for international projects    and operational assistance to the
and building systems                            and international trade                 steel and aluminium industries

-------------------------------------------------------------------------------------------------------------------------------

Aluminium Division

Corus Primary Aluminium                         Corus Aluminium Rolled                  Corus Aluminium Extrusions*
Extrusion billets, slabs and ingots             Products*                               Soft and hard extruded profiles,
                                                Rolled plate, sheet and coil            rod and bars


* Discontinued Operations


                                   Corus Group plc 2006 First Quarter Results 21

Certain forward-looking statements
The Interim results for the first quarter of 2006 contains certain forward-looking statements. These statements are subject to risks and uncertainties because they relate to events that may or will occur in the future and could cause actual results to differ materially from those expressed. Many of these risks and uncertainties relate to factors that are beyond Corus' ability to control or estimate precisely, such as future market and economic conditions, the actions of competitors, operational problems and the actions of government regulators. Although Corus believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Corus undertakes no obligation to update or publicly revise forward-looking statements. All written, oral and electronic forward looking statements attributable to Corus or persons acting on behalf of Corus are expressly qualified in their entirety by this cautionary statement.



                                   Corus Group plc 2006 First Quarter Results 22